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May 22, 2023

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Nicholas Panos
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cano Health, Inc. (“Cano” or the “Company”) PREC14A Preliminary Proxy Statement on Schedule 14A Filed on May 10, 2023 by Barry Sternlicht et al. (the “Proxy Statement”) File No. 001-39289

Dear Mr. Panos:

Olshan Frome Wolosky LLP, on behalf of Elliot Cooperstone and Lewis Gold, and Willkie Farr & Gallagher LLP, on behalf of Barry Sternlicht, acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated May 19, 2023 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Messrs. Cooperstone and Sternlicht and Dr. Gold (together with the other participants in their solicitation, collectively, the “Former Directors”) and provide the following responses on the Former Directors’ behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

PREC14A - Preliminary Proxy Statement on Schedule 14A

General

1.	Under Rule 14a-3(a) of Regulation 14A, no solicitation shall be made unless each person solicited is concurrently furnished or has previously been furnished with a proxy statement as defined in Rule 14a-1(g) (or functional equivalent thereof). The Former Directors, as defined in the above-captioned proxy statement, have made Schedule 13D submissions and/or issued associated letters directed to shareholders’ attention such as those dated April 10, 2023, April 17, 2023, and April 26, 2023. Despite the inclusion of statements within these documents that potentially could be interpreted as being reasonably calculated to result in the procurement, withholding or revocation of a proxy, the following communications were not treated as soliciting material furnished to shareholders in reliance on Rule 14a-12:

May 22, 2023

•	“Turning around Cano begins with putting the right people in the right positions. First and foremost, it is crystal clear to us that Cano needs to replace Dr. Hernandez.”

•	“A second priority of ours is helping to reconstitute the Board.”

•	“[The former directors are] prepared to promptly submit a notice seeking, among other things, to nominate high-integrity and well-qualified directors at the Annual Meeting and bring forth other proposals, including the removal of one or more directors.”

•	“[The former directors reiterate their] Demand that the Board Respect the Wishes of Shareholders by Making Necessary Leadership Changes or Reopening the Window to Nominate Director Candidates and Submit Proposals at 2023 Annual Meeting.”

Please provide us with the legal analysis upon which the Former Directors relied to ostensibly conclude that such communications were not solicitations as defined in Rule 14a-1(l)(1)(iii) of Regulation 14A.

The Former Directors acknowledge the Staff’s comment and respectfully submit that none of the statements cited by the Staff (the “Statements”) constitute a “solicitation” within the meaning of Rule 14a-1(l)(1)(iii) of Regulation 14A.  None of the Statements requested any stockholder to execute, not execute or revoke a proxy, nor did any Statement furnish a form of proxy.  We also respectfully submit that none of the Statements constituted a “communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.”  In our view, the key factor in determining whether a communication is a “solicitation” is whether it is intended to influence stockholders in exercising their voting rights, which we respectfully submit is not the case in the context of the Statements for a number of reasons, including:

•	First, at the time of the making of the Statements, the Company had not filed a proxy statement, announced the date of the Annual Meeting or the record date therefor. Given the timing of the Statements and the fact that the Company had not yet commenced proxy related activities, we respectfully submit that the Statements could not “reasonably [be] calculated to result in the procurement, withholding or revocation of a proxy.” Moreover, when the Company did file its proxy statement with respect to the Annual Meeting, the Company filed the proxy statement under the cover of a non-contested election, which provides further evidence that the Statements in question were not intended to (and the Company did not believe they were intended to) influence the voting of stockholders at the Annual Meeting.

May 22, 2023

•	Second, while the Statements express the opinion of the Former Directors that a variety of corporate governance changes are needed at the Company, none of the Statements request that stockholders take any voting action. In fact, at the time of the making of the Statements, the Former Directors had not determined whether they would engage in a proxy contest and solicitation with respect to the Annual Meeting. To the contrary, the Former Directors were attempting to actively engage with the Company regarding changes to its board of directors, management team and overall corporate governance in an attempt to avoid a proxy contest, and therefore the Statements were not intended to influence stockholder voting.

•	Third, at the time of the making of the Statements, the nomination window for the submission of director nominations or other business proposals by stockholders for consideration at the Annual Meeting had closed, such that the Former Directors could not bring forth proposals at the Annual Meeting. Subsequent to the making of the Statements and given the lack of responsiveness of the Company to the requests of the Former Directors, the Former Directors then determined to pursue a withhold campaign and commenced the Nomination/Proposal Window Litigation in the Delaware Court of Chancery requesting the reopening of the nomination and proposal window. From and after the making of this determination, all relevant communications by the Former Directors have included the requisite legend required by Rule 14a-12.

2.	The letter to stockholders indicates that the participants “have decided to launch a ‘withhold campaign’ to ensure that, regardless of our litigation, stockholders have an opportunity to have their voices heard and send a clear message to Cano’s Board and management at this year’s Annual Meeting.” To the extent that the legal effect of the authority being withheld is not measurable or reportable, please revise to remove the implication that shareholders’ “voices” will still be “heard” when in fact execution of the participants’ proxy card will not change the outcome of the vote or otherwise produce a reportable statistic. Notwithstanding the participants’ reliance on Rule 14a-5(c), please advise us, with a view toward revised disclosure, whether the participants have described the legal effect of withholding authority and if it will be “counted” within the meaning of that term as used within Item 21(b) of Schedule 14A.

The Former Directors acknowledge the Staff’s comment and have revised the Proxy Statement to more fulsomely and prominently disclose that the legal effect of the “withhold” vote is not measurable or reportable in light of the Company’s plurality voting standard governing the election of directors in uncontested elections. While a strong “withhold” vote will not change the outcome of the election of the two Company’s directors at the Annual Meeting, the Former Directors believe that the voting on the election of directors nevertheless provides an opportunity for stockholders to clearly express their dissatisfaction with the Board and the Company’s management through a referendum. The ability to participate in the democratic election of a corporation’s directors is a fundamental stockholder right, and the Company is required to disclose the voting results from the Annual Meeting – including the total number of “withhold” votes received on Proposal No. 1. Accordingly, the Former Directors believe that a large negative vote on the election of two of Cano’s incumbent directors would serve as a referendum regardless of the lack of its legal effect. In addition, the Former Directors have commenced the Nomination/Proposal Litigation in the Delaware Court of Chancery to seek to provide the Company’s stockholders with voting choices that would have more of a direct impact on the Board than a “withhold” vote on directors. To the extent the Former Directors are successful in their court proceedings, stockholders will have an opportunity to vote for the Former Directors’ independent Board candidates at a newly-scheduled or postponed Annual Meeting, as well as to vote to remove Dr. Hernandez and potentially other incumbent directors for cause under Delaware law.

May 22, 2023

Notwithstanding the above, we acknowledge the Staff’s comment and have revised the Proxy Statement to include additional disclosure concerning the legal effect of a “withhold” vote at the Annual Meeting, please see the Cover Letter to the Proxy Statement and pages 10 and 16 of the Proxy Statement.

3.	The letter to shareholders includes the anticipated date by which the proxy statement and form of proxy will be distributed to shareholders. The proxy statement, as defined in Rule 14a-1(g) and codified at Rule 14a-101, does not reference a letter to shareholders. As required by both Rule 14a-6(d) and Item 1(b) of Schedule 14A, please place the date upon which the proxy statement will be mailed to shareholders on the first page of the proxy statement as defined under Rule 14a-1(g).

The Former Directors acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see page 1 of the Proxy Statement.

4.	Please advise us why the form of proxy has not specified whether each of the matters upon which shareholders are being asked to vote has been proposed by the registrant. See Rule 14a-4(a)(3).

The Former Directors acknowledge the Staff’s comment and have revised the Proxy Card accordingly. Please see pages i and iii of the Proxy Card.

5.	Please advise us why the form of proxy does not state whether or not any matter is related to or conditioned on the approval of other matters. See Rule 14a-4(a)(3).

The Former Directors acknowledge the Staff’s comment and have revised the Proxy Card accordingly. Please see page i of the Proxy Card.

*     *     *     *     *

May 22, 2023

Please contact the undersigned with any further comments or questions. Thank you.

Sincerely,

/s/ Andrew M. Freedman
Andrew M. Freedman
Counsel for Elliot Cooperstone and Dr. Lewis Gold

/s/ Russell Leaf
Russell Leaf
Counsel for Barry Sternlicht

cc:	Rebecca L. Van Derlaske, Olshan Frome Wolosky LLP

Tariq Mundiya, Willkie Farr & Gallagher LLP

Amanda M. Burke, Willkie Farr & Gallagher LLP